Filed by General Maritime Corporation
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Arlington Tankers Ltd.
Subject Company: General Maritime Corporation
(Commission File Number: 001-16531)
     This transcript relates to a planned combination of Arlington Tankers Ltd. (“Arlington Tankers”) and General Maritime Corporation (“General Maritime”) pursuant to the terms of an Agreement and Plan of Merger and Amalgamation, dated as of August 5, 2008 (the “Merger Agreement”), by and among Arlington Tankers, Galileo Holding Corporation, Archer Amalgamation Limited, Galileo Merger Corporation and General Maritime. The Merger Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Reports on Form 8-K filed by General Maritime and Arlington Tankers on August 6, 2008.
     This is a transcript of a conference call held on August 6, 2008 relating to the Merger Agreement. THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF A CONFERENCE CALL, AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES GENERAL MARITIME OR ARLINGTON TANKERS ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE RECORDING OF THE CONFERENCE CALL ITSELF AND THE SEC FILINGS OF GENERAL MARITIME AND ARLINGTON TANKERS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
     Important Additional Information About This Transaction Will Be Filed With The SEC. In connection with the proposed transaction, General Maritime and Arlington Tankers will file with the SEC a Registration Statement on Form S-4 and General Maritime and Arlington Tankers will file with the SEC and mail to their respective shareholders a Joint Proxy Statement/Prospectus in connection with the proposed transaction. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully when it becomes available because it will contain important information about General Maritime, Arlington Tankers, the proposed transaction and related matters. You may obtain a free copy of the Joint Proxy Statement/Prospectus (when available) and other related documents filed by General Maritime and Arlington Tankers with the SEC at the SEC’s website at www.sec.gov. The Joint Proxy Statement/Prospectus (when it is filed) and the other documents may also be obtained for free by accessing General Maritime’s website at www.generalmaritimecorp.com or by accessing Arlington Tankers’ website at www.arlingtontankers.com.
     General Maritime and Arlington Tankers, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information regarding General Maritime’s directors and executive officers is contained in General Maritime’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 11, 2008, which are filed with the SEC. Information regarding Arlington Tankers’ directors and executive officer is contained in Arlington Tankers’ Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 23, 2008, which are filed with the SEC. In addition, Peter Georgiopoulos will receive benefits in connection with the executive transition described in the Report on Form 8-K filed by General Maritime on August 6, 2008, and General Maritime intends to discuss with Edward Terino a consulting arrangement for assistance in the post-closing transition period. Furthermore, the Board of Directors of Arlington Tankers is contemplating the award of a bonus to Mr. Terino in the amount of $750,000 pursuant to Arlington Tankers’ 2008 Bonus Plan. A more complete description of such arrangements will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.
     “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

     This transcript contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations. Included among the important factors that, in General Maritime’s and Arlington Tankers’ view, could cause actual results to differ materially from the forward looking statements contained in this transcript are the following: the ability to obtain the approval of the transaction by Arlington Tankers’ and General Maritime’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the ability to realize the expected benefits to the degree, in the amounts or in the timeframe anticipated; the ability to integrate Arlington Tankers’ businesses with those of General Maritime in a timely and cost-efficient manner; changes in demand; a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs, including, without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of General Maritime’s or Arlington Tankers’ vessels or applicable maintenance or regulatory standards (which may affect, among other things, the combined company’s anticipated drydocking or maintenance and repair costs); changes in the itineraries of General Maritime’s or Arlington Tankers’ vessels; the fulfillment of the closing conditions under, or the execution of customary additional documentation for, General Maritime’s agreements to acquire vessels, and other factors listed from time to time in General Maritime’s or Arlington Tankers’ filings with the Securities and Exchange Commission, including, without limitation, their respective Annual Reports on Form 10-K for the year ended December 31, 2007 and their respective subsequent reports on Form 10-Q and Form 8-K. The ability of General Maritime, Arlington Tankers, or the combined company to pay dividends in any period will depend upon factors including applicable provisions of law and the final determination by the Board of Directors each quarter after its review of the combined company’s financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated. General Maritime and Arlington Tankers disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this transcript.
GENERAL MARITIME CORP.
Moderator: Brian Kerr
August 6, 2008
9:30 a.m. CT
Operator: Good morning everyone and welcome to the conference to discuss the merger of General Maritime and Arlington Tankers. Today’s call is being recorded.
We will conduct a question and answer session after the opening remarks and instructions will then follow at that time.

A replay of the call will be accessible beginning Friday, August 8th by dialing 888-203-1112 for U.S. callers and 719-457-0820 for non U.S. callers. To access the replay, please enter the pass code of 6820046.
At this time, I would like to turn the conference to Brian Kerr. Please go ahead, sir.
Brian Kerr: Welcome, ladies and gentlemen, today’s — to today’s conference call. I would like to remind everyone that this conference is now being webcast to General Maritime’s Web site, www.generalmaritimecorp.com. There are also additional materials related to our announcement including a slide presentation on our Web site.
You should be aware that today’s conference call we will be making certain forward looking statements that discuss future events and performance. These statements are subject to risk and uncertainties that could cause actual results to differ from the forward looking statements.
For a discussion of factors that could cause results to differ, please see the joint press release that was issued today and the filings of General Maritime and Arlington Tankers with the Securities and Exchange Commission, including, without limitation, both companies’ annual reports on Form 10K for the year ended December 31st, 2007 and their subsequent reports on Form 10-Q and Form 8K.
Now, I would like to introduce Peter Georgiopoulos, Chairman, Chief Executive Officer and President of General Maritime.
Peter Georgiopoulos: Good morning. Welcome to the conference call to discuss the merger of General Maritime and Arlington Tankers.

With me today are Edward Terino, Chief Executive Officer, President and Chief Financial Officer of Arlington Tankers, John Tavlarios, President and Chief Executive Officer of General Maritime Management and Jeff Pribor, Chief Financial Officer of General Maritime.
I’ll begin on slide four. The decision to merge General Maritime and Arlington Tankers was driven by achieving two primary goals. Number one, unlocking significant near term value for shareholders of both companies. And number two, creating a leading tanker company that has the appropriate size, dividend structure, chartering strategy, balance sheet and vision to best serve shareholders over the long term. We are confident that in merging these two companies, we will create a compelling opportunity for shareholders and are well positioned to accomplish both important goals.
The combination of these two leading companies will create one of the largest publicly traded tanker companies with the largest publicly traded, high dividend paying tanker company with the advantages that include the following: a modern, diverse fleet that operates across the tanker sector, a strong and flexible balance sheet that provides a platform for growth, a dividend policy that focuses on distributing attractive fixed dividend while retraining — retaining capital for growth, a balanced chartering strategy that provides both stable cash flows and upside potential and a management team with a strong reputation for both operating shipping companies and consolidating industry in a disciplined manner. These differentiators which I just outlined will be discussed in more detail throughout the call.
On page five, we provide an overview of the transaction.
Under the terms of the agreement, General Maritime and Arlington Tankers will merge in a stock for stock transaction creating a $2 billion enterprise value company based on yesterday’s closing prices. GMR shareholders will receive 1.34 shares of the combined company for each General

Maritime share they hold. And Arlington shareholders will receive shares in the combined company on a one for one basis.
Following the closing of the transaction, which is expected in the fourth quarter of 2008, subject to shareholder approval and other customary regulatory approvals, General Maritime shareholders will own approximately 73 percent of the combined company. Both companies have the support of their existing bank groups and have received preliminary approvals to roll over their respective debt facilities.
The merged company, to be named General Maritime Corporation, will be headquartered in New York City and led by John Tavlarios, President, Jeff Pribor, CFO, John Georgiopoulos as Executive Vice President, Treasurer and Secretary, and myself as Chairman.
In addition to a strong management team with a proven track record, the merged company will be overseen by an experienced and majority independent seven member board. As I mentioned a moment ago, we believe the combination represents a significant valuating transaction for shareholders in both companies.
I would like to now turn the call over to Edward Terino, Chief Executive Officer, President and Chief Financial Officer of Arlington, who will highlight strategic benefits of the transaction for Arlington shareholders.
Edward Terino: Thank you, Peter.
We are excited about the combination of General Maritime and Arlington Tankers. We believe that the combination provides our shareholders with an attractive opportunity to benefit from the creation of a leading crude and products tanker company focused on providing both a sizeable fixed dividend to shareholders and stock price appreciation through business growth opportunities.
On slide six, we discuss these benefits in more detail. First, Arlington shareholders will become shareholders in a larger company with an attractive and compelling business plan. Specifically, the size of the fleet is set to increase from eight vessels to 31 vessels. In addition, as a result of a number of General Maritime vessels trading in the spot market, shareholders are positioned to benefit from future upside in tanker rates while taking advantage of a contracted revenue stream to generate visible cash flows. Second, the combined company will have a stronger financial profile, highlighted by greater scale and potential to retain cash to invest in growth, as well as moderate leverage in a larger public float. Finally, the combined company will have a partial payout dividend structure that is favorable for both distributing an attractive dividend and capitalizing on growth opportunities.
I would like to underscore that our proposed dividend target will provide Arlington shareholders with a similar dividend on a per share basis. However, the payout ratio will be between 65 and 70 percent, instead of the 100 percent that it is today. A partial payout dividend structure is consistent with the combined company’s focus on growth. This focus, combined with the cash cost savings of the transaction, positions the combined company to increase dividends and share price to shareholders over the long term.
I’d now like to turn the call back to Peter.
Peter Georgiopoulos: Thank you, Ed.
In addition to the advantages of the transaction that Ed mentioned relating to the company’s balanced chartering strategy, dividend policy that retains capital and balance sheet that allows for continued growth, we are pleased to provide additional benefits to our shareholders.

With this transaction, we are believed — we are well positioned to further enhance General Maritime’s industry leadership by expanding our geographic reach, increasing the services that we provide to leading customers and gaining access to potential larger cash flows to pursue growth opportunities and creating a strong platform for growth in all segments of the tanker industry.
On slide seven, I will detail our vision for the combined company.
In merging General Maritime and Arlington Tankers, we are building on the strength of both companies to create a leading publicly traded oil and product tanker company. Specifically, the new company will have a fleet of 31 double hulled vessels with approximately four million dead weight tons and average age of eight years. We intend to draw upon our modern fleet that will serve various sectors in the crude and product markets to continue to be a valuable partner to leading oil companies.
Our vision for the combined company also includes achieving our optimal mix of time charter and spot exposure. Complementing this approach, we intend to drive long term shareholder value through an intense and disciplined focus on growth. We believe the combined company will be well positioned to capitalize on future growth opportunities by drawing upon management’s past consolidation success and taking advantage of sizeable cash flows from expanded modern fleet, a dividend payout ratio that results in retaining capital for growth and a strong balance sheet with moderate leverage on a debt to active basis and significant financial flexibility. In actively pursuing growth, we remain true to a set of strict criteria and will seek to enter into transactions that create enduring value for the company and its shareholders.
On slide eight, we highlight the combined fleet and company. As can be seen from this slide, the combined company will have a modern, diverse fleet with a broad offering of crude and product tankers. The fleet will consist of 25 oil tankers, four product tankers, as well as two tankers that can be used for transporting both crude and refined products for leading oil companies.
We will now move to slide nine to discuss the combined company’s significant time charter coverage.
As we mentioned earlier, one of the core differentiators of the combined company is its strategy of achieving an optimal spot, time charter balance for shareholders. We believe the company’s balance chartering strategy will benefit shareholders in a number of ways. First, the combined company will have contracted $450 million of revenues from time charters from 2009 to 2012. This sizeable revenue stream over the next four years serves to support our annual dividend target of $2 per share.
Second, our balanced approach enables the company to capitalize on improved rate environments while reducing volatility.
For 2009, 62 percent of the net operating data of the combined company’s fleet are fixed on time charters. I’d like to point out that as contracts expire, we believe we will be in a strong position to take advantage of the long term fundamentals in the tanker markets, including IMO regulations to scrap single hull vessels that go in effect in 2010.
Turning to slide 10, we review our blue chip customer base. To reiterate a point mentioned earlier on the call, we believe only a diverse, modern fleet that operates across tanker sectors creates significant, competitive advantages for the combined company in meeting the needs of its world class customers. We intend to draw upon General Maritime and Arlington’s strong customer relationships to expand our business with existing charters. We also intend to seek opportunities to further track leading charterers and grow our customer base for the benefit of our shareholders.

In continuing to serve leading customers such as ExxonMobil, Lukoil, Stena, Shell and others, we will maintain an unrelenting focus on achieving the highest operational standards.
On slide 11, we discuss the cost reductions for the combined company.
Excluding possible benefits from operational or purchasing savings, we expect to achieve a cost saving of $7.5 million in the first full year of operations as a result of the combination, as well as our proposed executive transition. Of note, since the largest savings will be achieved through the reduction of G&A, we expect the realization of synergies within 2009.
On slide 12, we discuss the combined company’s proposed dividend policy.
With the goal of providing shareholders with both sizeable dividends and growth potential, we intend to establish a target dividend of $2 per share, annually, which will be distributed on a quarterly basis. The $2 dividend target is supported by our significant contracted revenue stream and results in a payout ratio consistent with our growth objectives.
To reiterate an earlier point, we believe the proposed fixed dividend target provides significant benefits to both companies. Arlington shareholders will have the opportunity to receive a sizeable quarterly payout during a time in which the company will seek to draw upon its significant financial flexibility and pursue growth opportunities.
As for General Maritime shareholders, the $2 per share dividend target equates to a 25 percent increase based on the exchange ratio assumed in the terms of the transaction.
On slide 13, we depict the combined company’s leading position relative to other high dividend paying tanker companies. The company will be the largest, high dividend paying public tanker company and will further differentiate itself from the majority of this group through its partial payout structure.
On slide 14, we detail the pro forma capital structure of the combined company. I would like to highlight two important points. First, the debt to steel value is approximately 40 percent, underscoring the moderate leverage of the combined entity. Second, the expected — the combined company is expected to have $220 million in pro forma liquidity, which we believe will provide us with the equity to enable us to purchase close to $1 billion of vessels.
Before opening the call to questions, I would like to underscore that in merging General Maritime and Arlington, we’re entering into significant value creating transaction for shareholders of both companies. In leading the company on a going forward basis, we intend to be steadfast on our pursuit of creating additional value over the long term. We plan to build upon management’s success returning over $1 billion to shareholders and achieving total returns of 180 percent since going public in 2001 as we strive to continue to achieve the critical objective of shareholder value.
We’ll now be happy to take your questions.
Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, you may do so by pressing the star key followed by the digit one on your telephone. Keep in mind if you are using a speakerphone to depress your mute function to allow your signal to reach our equipment. Once again, that’s star one if you have a question or a comment. We’ll pause for just a moment to assemble the queue.
Our first question will come from Doug Mavrinac with Jefferies & Company.
Doug Mavrinac: Great, thank you. Good morning and congratulations on the announced transaction.

Peter Georgiopoulos: Thank you, Doug.
Doug Mavrinac: I just have a few questions for you, Peter. First, was your decision to merge with Arlington part of a longer term strategic decision to enter the product tanker market? Or was there something unique about Arlington that made this particular transaction maybe more opportunities in nature? Or would you say it’s a combination of both?
Peter Georgiopoulos: I’d say it’s a combination of both. You know, I think, you have an excellent company with excellent ships. And I think, at General Maritime we’ve learned a little bit of a lesson in that you know if you take Genco as a model, Genco started in Handymax and Panamax markets and now have expanded up and down into Capesize and gone down to the Handysize, and are doing a great job in operating in all different sectors. And we feel that the general management — the General Maritime management team can do the same thing.
So you know we’re sort of spreading out now. I think it will give the company more opportunities to expand and to consolidate the different sectors of the market, as we went up to VLCC’s and then down into Panamax and products carriers.
Doug Mavrinac: Yes, OK, great, and actually that leads me to my next question which has to do with now that you guys are in both the crude oil market and the refined products market, are there any sort of strategic advantages for General Maritime? As it relates to dealing with customers and your customer base set being strictly a crude oil tanker did not provide? I mean is there any strategy that goes along with this as well?
Peter Georgiopoulos: I don’t think there’s anything different. I mean, I think it’s the same customers. I think there’s some different customers. But I think, I mean I think, the benefits of the first two that

I laid out. And I think, I mean for us it’s just another business to be in that that we think we can be very good at.
Doug Mavrinac: OK. Perfect. And then, just my final question, relates to the direction. I mean this is a change in direction a little bit for General Maritime in that you guys were crude, now you’re more of a diversified play. Would you say that maybe for some of your future transactions? I mean clearly, your set-up for growth would be in the product segment market at this point? Or does it still depend on, as you guys have always done you know if the transaction makes sense and then you’re going to pursue. So would you say that your future growth will be more transaction based? Or would it be more —maybe more strategic based in terms of one market over the other?
Peter Georgiopoulos: I think it’s more transaction based. You know, we’ve been pretty patient with trying to — for several years, and at times, I think, we’ve been criticized a little bit for our patience. But, I think, our patience has paid off by doing a deal, I think, that I think is good for our shareholders and Arlington shareholders and we’re excited to have the two groups of shareholders as one now, and I think it just expands our base.
So for us, it’s really sticking to our knitting in terms of doing what’s right for our shareholders.
Doug Mavrinac: OK. Perfect. Great. Thank you very much and congratulations once again.
Peter Georgiopoulos: Thanks.
Operator: Thank you. Our next question will come from Jon Chappell of JPMorgan.
Jon Chappell: Thank you. Good morning.
Peter Georgiopoulos: Hi, Jon. Good morning.

Jon Chappell: Thanks. Peter, these contracts that you take over with the Arlington fleet with Stena are pretty much underwater current market rates right now. Is there any potential out with Stena? Have you spoken to the company at least from the — maybe not from the current contracts? But is there any way to kind of renegotiate so the options can’t be extended while into next decade.
Peter Georgiopoulos: I don’t know. Ed, do you want to discuss that? I mean I ...
Ed Terino: Go ahead, Peter.
Peter Georgiopoulos: Yes, I mean, look, I think we’re — historically we’ve known Stena for a long time and have had a good relationship with Stena. And Arlington, obviously, has a very good relationship with Stena. I think, right now, we’re just — the numbers work well. We’re happy with the charters as they are. And I think we’re just going to — our plan is just operate as is. If something else happens in the future you know who’s to say. Maybe Stena will decide they want to go in a different direction.
I think, right now, we’re happy and I think, the deal makes a lot of sense, as is.
Ed Terino: Yes, I would add that the contracts are, I think, pretty much in place and provide firm charters to Stena. There’s really not much opportunity to change those contracts. You know, we look at this opportunity as an opportunity to work more with them and to potentially enhance our relationship with them because of the combination with General Maritime. And we think that there may further opportunities to work together. There’s a historical relationship between the two companies on the technical management side. And we’re hopeful that Stena will support the transaction.

Jon Chappell: OK and Ed, does the operating expense — you know, the technical management contracts — do those stay in place for the life of the vessel as well?
Ed Terino: Yes, they’re hand-in-hand with the charter arrangements, correct.
Jon Chappell: OK. Finally, Peter, I don’t like asking this question but since I’ve been asked it 10 times already today I felt maybe if you addressed it now I wouldn’t have to do it again today.
Peter Georgiopoulos: Sure.
Jon Chappell: Why now for stepping down from the CEO day-to-day roles at General Maritime? Is it a function of maybe you’re not as optimistic on the tanker market going forward, which I doubt? But you know — why now?
Peter Georgiopoulos: No, it’s not that I’m not optimistic. I mean, if I wasn’t optimistic about the tanker market we wouldn’t have done the deal. I think it’s a matter of my day-to-day role is not going to change. I think I account for a big part of General Maritime’s overhead, I mean, let’s just be frank. And that’s been one of the criticisms that, I think, General Maritime has had that our overhead is a little bit high.
So I thought, you know what, I’m doing the job at Genco and Aegean, so why not step down at General Maritime? I don’t think I’ll miss a beat. I’ll continue to do the same job. And I think, in the long-term we’ll save a lot of money on the G&A side for General Maritime.
I’m still — I don’t know if I’m the largest shareholder — one of the largest shareholders. So, I obviously have a vested interest. I mean I’m not selling any shares. So for me you know I don’t think — I wouldn’t take it as any kind of sign of what I think about the market or I wouldn’t look at it that way at all.

Jon Chappell: Yes, I hadn’t. Thanks and ...
Peter Georgiopoulos: I mean you know, Jon, look, how many years has it been since we’ve done a deal? Every time we’ve done a deal, they’ve turned out great. And so for us, I think, the big sign is that we’re out there. You know, we’ve done, what, two Aframaxes this year, we’ve done this deal... I mean we’re out there, you know, trying to do deals that make sense for our shareholders.
Jon Chappell: Got it. Jeff, do you happen to have offhand what Peter’s holding of the combined company is going to be? Is Stena a holder? I’m sorry; I can’t remember if they’re a holder of Arlington? And have you talked to some of the other bigger accounts as far as shareholder approval is concerned?
Jeff Pribor: Yes, well you just take his current holding and multiply it by 0.73 which is the relative exchange ratio that we proposed, but you get just about eight percent or nine percent. And Stena currently owns 18 percent and they will end up with 27 percent of the combined company.
Peter Georgiopoulos: No, not 27.
Jeff Pribor: I’m sorry. Under five percent of the combined company. It’s the same thing you take the ...
Jon Chappell: Got it.
Peter Georgiopoulos: So you know I’m still going to be a pretty big shareholder.
Jon Chappell: All right, thanks, Peter. Thanks, Ed and Jeff.
Peter Georgiopoulos: Thank you.

Operator: As a reminder, that’s star one if you would like to ask a question. We’ll go next to Natasha Boyden with Cantor Fitzgerald.
Natasha Boyden: Thank you. Good morning. Just wondering if you could just clarify for me where the majority of this cost savings of $7.5 million is going to come from. Is it going to be primarily in G&A?
Peter Georgiopoulos: Yes.
Jeff Pribor: Sorry.
Peter Georgiopoulos: Go ahead, Jeff.
Jeff Pribor: Yes, it is G&A of the two companies. It’s a cash savings of the G&A of the two companies.
Natasha Boyden: OK. Great. And then last — and then just one final question, the chartering strategy once ATB’s vessels come off the current charters. And if you do manage to negotiate with Stena do you expect to reach out to them or increase spot exposure?
Peter Georgiopoulos: Look, I think we’re going to reach out to Stena. I think as we’ve all said, Arlington has had obviously a very good relationship with Stena and General Maritime has had a good long-term relationship with Stena. So, I think, that’s the first step we’ll go to.
Natasha Boyden: OK. And do you expect — sorry.

Jeff Pribor: The other thing is in your question, we talked about this at our conference call last week, when all of our charters from both companies get — come up for renewal we will review that with a combination of financial and commercial market conditions. It’s the same answer as last week.
Natasha Boyden: And lastly, I know this is probably a little hard for you to answer at this point. I mean do you expect any problems with the shareholder vote? Or do you think it’s probably going to go through pretty smoothly?
Peter Georgiopoulos: We would hope it goes through pretty smoothly. We think the deal makes sense for both sets of shareholders. So ...
Natasha Boyden: I mean have you spoken to any of your larger shareholders yet? I mean what’s the general view?
Jeff Pribor: Well, obviously, Natasha, we couldn’t until this morning, so we’ve done a lot of phone calls this morning. And everyone seems to be very enthusiastic.
Natasha Boyden: All right. Well, that’s a pretty optimistic sign then. Thank you very much.
Peter Georgiopoulos: Thanks.
Operator: Our next question will come from Ole Slorer with Morgan Stanley.
Ole Slorer: Thank you. Congratulations, Peter, well done.
Peter Georgiopoulos: Thank you, Ole. Well, it’s actually not just me. I think there were — I mean to be honest with you there was a big team involved. You know you have to thank Jeff, Leo, John G., John T. at General Maritime, and Ed over at Arlington. I mean I’ve got to tell you these guys really worked pretty hard to put this deal together. So thanks for the congratulations but there was a big team involved.
Ole Slorer: I’m pretty excited about the increase in the dividend payout ratio to 67 percent. I mean that suggests that the stock should kind of trade into towards $30 when it settles down. And if that’s the case, and you’re getting currency which becomes a little bit more alive than kind of the rather dull trading in GMR over the past year or two, any other plans to become a consolidator of the tanker industry?
Peter Georgiopoulos: Look, we’d love to. And one of the reasons we like this deal so much is because it’s been — it’s sort of a merger. It shows how the two management teams have worked together to get something done. It shows that our stock is a good currency. And we hope that there are other opportunities out there like this because we want this to be sort of a model for the industry.
Ole Slorer: Yes, but you’re paying a small premium and your stock is up 13 percent. I think that’s a good sign of, you know, how the deal is taken. But if we look to your other company, that Genco, which we pay out — still not 25, 30 percent pay out ratio, any kind of read through? Are you encouraged with the response to the higher payout ratio in Gen Mar? Will you therefore anticipate perhaps taking the reading from the market, and becoming a little more aggressive on your payout ratio?
Peter Georgiopoulos: I don’t know. You’ve got to ask that on a Genco call. Look, I think again, I mean it’s not fair to the Gen Mar shareholders, and the people on this call, but I think you know, at Genco I think we’ve been in a big growth phase.
We want to get some of those newbuildings in there, and then of course we’ll look at you know moving that dividend also.

Ole Slorer: OK, well congratulations anyway. I think it’s a good deal.
Peter Georgiopoulos: Thanks. OK, thank you.
Operator: Our next question will come from David Dubard with Wellington Management.
David Dubard: Hi, good morning. This is a question for Ed. Ed, I’m scratching my head over the ownership ratio that you and your advisors have negotiated here, and I have two questions. How was the ratio determined, and how do you expect to get approval from the Arlington shareholders when it appears that the General Maritime shareholders receive a disproportionate amount of the company? Thank you.
Ed Terino: In terms of the distribution of ownership, we approached this on an adjusted NAV basis. So, both sides agree at the outset that this is the way we would look at combining the two companies.
What we did is we independently went out, and each guy looked at their respective steel values. They looked at their respective charters, and they basically determined what the adjusted NAV would be, and then by putting the two sides’ adjusted NAV’s together, we came up with the percentage distribution of ownership of 73, 27 percent.
David Dubard: OK, and what are those NAV’s?
Ed Terino: I actually don’t have the numbers right in front of me. Maybe someone can just pull them up, but the answer ((inaudible)).
David, that was a principal reason for fixing the ratio at 1.34, because of the distribution of ownership at 73 and 27. In terms of the adjusted NAV’s, we calculated the Arlington steel value at basically $573 million, and Gen Mar calculated the steel value at $1.6 billion, and then we had to obviously make some charter adjustments, which brought our charted adjusted asset value, our adjusted NAV down to $524 million.
David Dubard: OK, so I can take 1-6-0-0 plus 5-2-4 is 2-1-2-4, you believe, and let’s see. OK, so finally, so Stena owns, just remind me, what portion of Arlington?
Ed Terino: They own 18 percent.
David Dubard: And you need what portion of the Arlington shareholders to approve?
Ed Terino: Fifty or we need a majority of the shares.
David Dubard: OK, thank you very much.
Ed Terino: So David, just to answer your second question. I think this is an important question. You know as we look at the future, obviously, we had a business model that had a 100 percent dividend payout, and had a non-amortizing debt facility.
And I think we all know that the credit markets have changed since we initially entered into the debt facility, and we believe that as we go forward, and have to consider refinancing our debt in the 2010 timeframe, that we would in all likelihood end up with some form of the amortization on our debt.
That would dramatically affect our future dividend, and as we looked at our long term growth prospects, we felt that this was the best opportunity to sustain a long term dividend for our shareholders.

Further, we also feel that with some of the cash being retained in the combined company, if there are opportunities for us to grow ((inaudible)).
David Dubard: So, Ed, if the Arlington charters are under market, why is there a negative adjustment to NAV for marking the charters to market?
Ed Terino: Well, it’s not marking to market. You actually have to reduce the NAV by the amount that they are below market.
David Dubard: Yes, but they’re going to mature in a couple years. They will expire, and they can bump up at a market rate.
Ed Terino: We also used adjusted charters as of today, or as of the time of the transaction.
Jeff Pribor: This is Jeff at General Maritime. It’s fairly standard.
Ed Terino: Jeff’s exactly right at the way we looked at this transaction to say, start with the steel value with no charters associated with it, and then adjust. It could be upward or downward, but if companies, and most companies are in this position if they have long term charters.
If the charters are below the spot rate, then you would adjust the value of the liquidation value or that asset value down for that charter, because if you sold the vessels in the market, you would get less than you would if there were no charters, so that’s exactly the calculation that we’ve done to both companies in coming up with a major factor in coming up with the exchange ratio with making that adjustment to the charter free NAV’s.
Is that a little more helpful, or could we?

David Dubard: Yes, that’s all. Thank you.
Operator: Next we have Charles Parsons with Parsons Asset Management.
Charles Parsons: Thank you. As a long term holder of Arlington, right now we’re receiving about $2 and 24, 25 cents a share annually in the dividend. So, if you go on the basis of $2 on the new dividend, how long would it take to make up that 10 plus percent difference in the dividend where we will get as opposed to what we used to get?
Ed Terino: I think if you, you know when we file our proxy, I think you’ll see what the outlook for the dividend payout was going out you know into the future. And I think that the first year that we would have to in effect refinance out debt, we will more than make up that small shortfall, and that would be in 2011.
Charles Parsons: Thank you.
Peter Georgiopoulos: I also think you’d be able to find pro formas on your own looking ahead next year that with the payout ratios that we talked about, that you get pretty quickly back to a number like that using the same payout ratio.
Ed Terino: And I would add you know at this point the dividend has been set at $2, but there’s the potential that the dividend can be increased certainly in 2009 and 10. I think what’s important to understand is that from the standpoint of distributable cash flow, the transaction is accretive to Arlington Tankers.
So, what we’re doing here is we’re retaining cash in the combined businesses to facilitate growth in the business.

Operator: We’ll go next to Tom Soviero with Fidelity.
Tom Soviero: Hi, Peter.
Peter: Hi, Tom.
Tom Soviero: Hey, Jeff. How are you?
Jeff Pribor: Good, Tom.
Tom Soviero: I very rarely jump on these calls but there’s been a few questions about your shareholders and I just wanted to let you know that I think the deal sounds very smart from GMR’s perspective and I intend to support it, and we have I think roughly 15 percent of the stock, so congratulations.
Peter Georgiopoulos: Thank you, thanks, Tom.
Tom Soviero: Good luck, you guys.
Operator: Thank you. That’s all the questions we have at this time. We’d like to thank everyone for their participation.
Peter Georgiopoulos: Thank you.
END